March 27, 2007

Mail Stop 4561

Mr. Henry D. Fahman
President
Providential Holdings, Inc.
17011 Beach Boulevard, Suite 1230
Huntington Beach, CA 92647

> **Re: Providential Holdings, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2006**
> **File No. 2-78335-NY**
> **Filed 11/14/06**

Dear Mr. Fahman:

We issued comments to you on the above captioned filing on February 8, 2007**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 10, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 10, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Daniel L. Gordon
Branch Chief